October 18, 2006

David Rivel
Chief Executive Officer
RRSat Global Network Ltd.
4 Hagoren Street
Industrial Park, Omer 84965, Israel

Re: **RRSat Global Network Ltd.**
        Registration Statement on Form F-1, file no. 333-137930
        Filed on October 10, 2006

Dear Mr. Rivel:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments. Please note that the page number references below
refer to the page numbers in the marked version of the registration statement that you
have provided to us.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from exhibit 10.11 that your service activities involve Syria, a country
    identified as a state sponsor of terrorism by the U.S. State Department and subject
    to economic sanctions administered by the U.S. Commerce Department's Bureau
    of Industry and Security and the U.S. Treasury Department's Office of Foreign
    Assets Control. Your Form F-1 identifies operations in the Middle East but does

not describe operations associated with Syria. Please describe your current, past and anticipated operations in and contacts with Syria, if any, including through affiliates and other direct and indirect arrangements. Your description of such contacts should identify the nature of the technologies, products and/or services involved.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Syria's status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

   For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.

   Your qualitative materiality analysis also should address whether the government of Syria or entities controlled by it receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Bruce A. Mann, Esq. (*via facsimile*)
       Morrison & Foerster LLP